SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 6)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

700,000 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

700,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 700,000 shares of Common Stock underlying currently exercisable Warrants.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time.

(2) See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 12, 2014, PPVA filed suit in Delaware following the refusal by the Issuer to provide documents in response to PPVA’s demand for certain books and records of the Issuer under Section 220 of the Delaware General Corporation Law. PPVA had previously delivered a letter to the Issuer pursuant to Section 220 demanding to inspect books and records relating to possible mismanagement, breaches of fiduciary duty and wrongdoing by, among others, members of the Issuer’s Board of Directors (the “Board”) and the Issuer’s interim CEO, Kimberly A. Burke. PPVA submitted its demand because it has reason to believe based on input from a former service provider that certain directors, officers and other employees of the Issuer may have been involved in, and/or may have attempted to cover-up potentially improper conduct.

On September 17, 2014, Platinum Management delivered a letter to the members of the Board disclosing the intention of PPVA and PPLO to seek the return of their $5 million investment in the Issuer in connection with the certain Securities Purchase Agreement dated December 10, 2013, by and between the Issuer and PPVA and PPLO (the “Securities Purchase Agreement”). Platinum Management believes that the Issuer defrauded PPVA and PPLO out of the $5 million in bad faith and entered into the Securities Purchase Agreement with no intention of performing its obligations or using the funds for the intended purposes.

In the letter, Platinum Management identified a number of actions by the Issuer and William Grieco, Vincent Enright and James Smith (the “Lingering Directors”) comprising a lengthy and ongoing pattern that establishes that the Issuer entered into the Securities Purchase Agreement in bad faith, with no intention of performing, and with the purpose of fraudulently separating PPVA and PPLO from their money while denying them the benefits of their bargain, including, among other things:

•	Instead of simply withdrawing its S-1 registration statement, the Issuer asked for a delay of that major obligation;

•	Instead of embracing the crystal clear mandate for change the stockholders voted for at the Issuer’s 2014 Annual Meeting of stockholders, the Lingering Directors took steps to maintain the status quo;

•
Instead of fully cooperating with its development partner, Medical Technologies Innovation Asia, LTD. (“MTIA”), it is Platinum Management’s understanding that the failure of the Issuer to pursue commercialization and its propensity to squander vast amounts of money on lawyers, lawsuits and lingering director entrenchment has frustrated and alienated MTIA, leading to a failure to start development cooperation and a suspension of funding that the Issuer is not properly disclosing to the market; and

•
Instead of spending PPVA’s and PPLO’s funding on developing products that will raise the stock price and benefit all stockholders, the Lingering Directors have busily spent unknown sums on unwarranted and self-interested increases in their gold-plated indemnities and bylaw changes.

Accordingly, Platinum Management has instructed its attorneys to prepare a lawsuit to rescind the Securities Purchase Agreement and recover from both the Issuer and the Lingering Directors the funds that the Issuer induced PPVA and PPLO to invest. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,672,768 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

As of the close of business on September 16, 2014, PPVA directly owned 1,605,424 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

As of the close of business on September 16, 2014, PPVA directly owned 1,398,890 shares of Series E Preferred Stock and 145,454 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPVA had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Management, as the Investment Manager of PPVA, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the securities directly owned by PPVA.

As of the close of business on September 16, 2014, PPLO directly owned 678,452 shares of Common Stock and beneficially owned an additional 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, constituting approximately 6.8% of the outstanding shares of Common Stock.

As of the close of business on September 16, 2014, PPLO directly owned 349,723 shares of Series E Preferred Stock and 36,363 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPLO had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Liquid Management, as the Investment Manager of PPLO and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Liquid Management, may be deemed to beneficially own the securities directly owned by PPLO.

As of the close of business on September 16, 2014, Platinum-Montaur directly owned Warrants exercisable into 700,000 shares of Common Stock (the “Montaur Warrants”)  The Montaur Warrants contain restrictions on exercise such that the holder may not exercise the Montaur Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker” and together with the 19.99% Blocker and the 9.99% Blocker, the “Ownership Limitations”).  Pursuant to the terms of the Montaur Warrants, the 4.99% Blocker may be waived and increased up to 9.99% of all Common Stock outstanding upon the holder providing the Issuer with 61 days’ notice that such holder would like to waive the 4.99% Blocker.  Platinum-Montaur has not requested such waiver as of the date hereof.  Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock underlying the Montaur Warrants.

Platinum Management, as the Investment Manager of Platinum-Montaur, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Platinum-Montaur.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibit:

Exhibit 99.1 – Letter dated September 17, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	September 17, 2014

/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                            Uri Landesman
            President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                            Uri Landesman,
            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                            Uri Landesman,
             President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

/s/ Uri Landesman
     Uri Landesman

Exhibit 99.1

PLATINUM MANAGEMENT (NY) LLC
152 West 57th Street, 4th Floor
New York, New York 10019

September 17, 2014

BY FAX, E-MAIL AND FEDEX

Board of Directors
Echo Therapeutics, Inc.
8 Penn Center
1628 JFK Boulevard, Suite 300
Philadelphia, PA  19103

Gentlemen:

As you are aware, in December 2013 affiliates of Platinum Management (NY) LLC (collectively, “Platinum”) came to Echo’s rescue by both providing $5 million in funding and identifying additional funding and technical help in the form of a highly qualified Chinese development partner, Medical Technologies Innovation Asia, LTD. (“MTIA”). The goal was to refocus Echo’s efforts on commercialization of its promising medical device products. Platinum provided its $5 million and entered into the December 2013 Securities Purchase Agreement (the “Securities Purchase Agreement”) on condition that Echo receive simultaneous funding from MTIA. Platinum’s understanding was that MTIA would help Echo address the Board’s and management’s past failures by jointly bringing the Company’s promising medical device products to commercialization without similarly burning through copious amounts of cash. Prior to funding, we were given clear assurances that the Echo Board was committed to refocusing the Company on prompt commercialization, was excited about working with MTIA and would, on an expedited basis, add an independent director identified by Platinum who would participate in oversight and decision making. We were induced to provide funding based on these (and other) assurances, without which we would not otherwise have invested.

Yet almost immediately after taking the funds, Echo began reneging on its obligations:

•	Instead of simply withdrawing its S-1 registration statement, the Company asked for a delay of that major obligation, which Platinum properly rejected.

•
Instead of evaluating and adding Platinum’s highly qualified nominee to the Board in the manner and time frame required by the Securities Purchase Agreement, Echo and its Board soon thereafter breached its obligations. In an irony that highlights the poor judgment of Echo’s pre-2014 directors, the Platinum nominee that the Board rejected is precisely the director who stockholders elected at Echo’s June annual meeting by a nearly 4 to 1 margin.

•
Instead of embracing the crystal clear mandate for change the stockholders voted for at the annual meeting, lingering directors William Grieco, Vincent Enright and James Smith took steps to maintain the status quo. Since the annual meeting, the lingering directors and their counsel, in a tribute to worst in class corporate governance, have operated the Board to exclude the two independent directors from information and decision making, thus interfering with the ability of the new directors to discharge their fiduciary duties for the benefit of all stockholders. This profoundly frustrates one of the purposes of Platinum’s investment.

•
Instead of fully cooperating with MTIA, we understand that the failure of the Company to pursue commercialization and its propensity to squander vast amounts of money on lawyers, lawsuits and lingering director entrenchment has frustrated and alienated MTIA, leading to a failure to start development cooperation and a suspension of funding that Echo is not properly disclosing to the market.

•
Instead of spending Platinum’s funding on developing products that will raise the stock price and benefit all stockholders, the lingering directors have busily spent unknown sums on unwarranted and self-interested increases in their gold-plated indemnities and bylaw changes. These actions appear designed to silence input from the newly and overwhelmingly elected independent directors and make it punitively expensive for stockholders to exercise their litigation rights against the Company, which is now seemingly being operated for the good of the lingering directors and not stockholders.

Taken together, this points to a lengthy and ongoing pattern that establishes that the Company entered into the Securities Purchase Agreement in bad faith, with no intention of performing, and with the purpose of fraudulently separating Platinum from its money while denying it the benefits of its bargain. As such, we have instructed our attorneys to prepare a lawsuit to rescind the Securities Purchase Agreement and recover from both Echo and the lingering directors the funds that the Company induced Platinum to invest.

Frankly, we are astonished at Echo’s continuing conduct. It is a real shame because with some responsible, independent fiduciary oversight, we feel the Company’s technology has great promise and the potential for exponential returns for stockholders. The stranglehold of the lingering directors, however, is rapidly extinguishing that promise. We expressly reserves our rights against those who have brought Echo to this sad and unnecessary situation.

Very truly yours, PLATINUM MANAGEMENT (NY) LLC By: /s/ Uri Landesman Name: Uri Landesman Title: President